EXHIBIT 2
                                                                  Execution Copy

                          SECURITIES PURCHASE AGREEMENT

      THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of December 19, 2005, by and among FUTUREMEDIA PLC, a corporation organized and existing under the laws of England and Wales (the "Company"), and the Buyers listed on Schedule I attached hereto (individually, a "Buyer" or collectively "Buyers").

                                   WITNESSETH

      WHEREAS, the Company and the Buyer(s) are executing and delivering this Agreement in reliance upon an exemption from securities registration pursuant to
Section 4(2) and/or Rule 506 of Regulation D ("Regulation D") as promulgated by the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act");

      WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Buyer(s), as provided herein, and the Buyer(s) shall purchase Two Million Five Hundred Thousand Dollars ($2,500,000) of convertible notes (the "Convertible Notes"), which shall be convertible into the Company's Ordinary Shares (as evidenced by American Depositary Shares, as evidenced by American Depositary Receipts (the "Ordinary Shares") (as converted, the "Conversion Shares"), which shall be funded on the fifth (5th) business day following the date hereof (the "Closing"), for a total purchase price of Two Million Five Hundred Thousand Dollars ($2,500,000), (the "Purchase Price") in the respective amounts set forth opposite each Buyer(s) name on Schedule I (the "Subscription Amount");

      WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement substantially in the form attached hereto as Exhibit A (the "Investor Registration Rights Agreement") pursuant to which the Company has agreed to provide certain registration rights under the Securities Act and the rules and regulations promulgated there under, and applicable state securities laws; and

      WHEREAS, the aggregate proceeds of the sale of the Convertible Notes contemplated hereby shall be held in escrow pursuant to the terms of an escrow agreement substantially in the form of the Escrow Agreement attached hereto as Exhibit B (the "Escrow Agreement").

      NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement the Company and the Buyer(s) hereby agree as follows:

      1. PURCHASE AND SALE OF CONVERTIBLE NOTES.

            (a) Purchase of Convertible Notes. Subject to the satisfaction (or waiver) of the terms and conditions of this Agreement, each Buyer agrees, severally and not jointly, to purchase at the Closing and the Company agrees to sell and issue to each Buyer, severally and not jointly, at the Closing, Convertible Notes in amounts corresponding with the Subscription Amount set forth opposite each Buyer's name on Schedule I hereto. Upon execution hereof by a Buyer, the Buyer shall wire transfer the Subscription Amount set forth opposite his name on Schedule I in same-day funds or a check payable to "David Gonzalez, Esq., as Escrow Agent for Futuremedia PLC/Cornell Capital Partners, LP", which Subscription Amount shall be held in escrow pursuant to the terms of the Escrow Agreement (as hereinafter defined) and disbursed in accordance therewith.

            (b) Closing Date. The Closing of the purchase and sale of the Convertible Notes shall take place at 10:00 a.m. Eastern Standard Time on the first (1st) business day following the date hereof, subject to notification of satisfaction of the conditions to the Closing set forth herein and in Sections 6 and 7 below (or such other date as is mutually agreed to by the Company and the Buyer(s)) (the "Closing Date"). The Closing shall occur on the respective Closing Dates at the offices of Yorkville Advisors, LLC, 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 (or such other place as is mutually agreed to by the Company and the Buyer(s)).

            (c) Escrow Arrangements; Form of Payment. Upon execution hereof by Buyer(s) and pending the Closing, the aggregate proceeds of the sale of the Convertible Notes to Buyer(s) pursuant hereto shall be deposited in a non-interest bearing escrow account with David Gonzalez, Esq., as escrow agent (the "Escrow Agent"), pursuant to the terms of the Escrow Agreement. Subject to the satisfaction of the terms and conditions of this Agreement, on the Closing Date, (i) the Escrow Agent shall deliver to the Company in accordance with the terms of the Escrow Agreement such aggregate proceeds for the Convertible Notes to be issued and sold to such Buyer(s), minus the One Hundred Eighty Seven Thousand Five Hundred Dollars ($187,500) commitment fee referenced in Section 4 herein, which shall be paid directly from the gross proceeds held in escrow of the Closing and (ii) the Company shall deliver to each Buyer, Convertible Notes which such Buyer(s) is purchasing in amounts indicated opposite such Buyer's name on Schedule I, duly executed on behalf of the Company.

      2. BUYER'S REPRESENTATIONS, WARRANTIES AND COVENANTS.

      Each Buyer represents and warrants, severally and not jointly, that:

            (a)  Investment  Purpose.  Each Buyer is acquiring  the  Convertible
Notes and, upon conversion of Convertible Notes, the Buyer will acquire the Conversion Shares then issuable, for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, such Buyer reserves the right to dispose of the Conversion Shares at any time in accordance with or pursuant to an effective registration statement (the "Registration Statement"), filed pursuant to the Registration Rights Agreement, covering such Conversion Shares or an available exemption under the Securities Act.

            (b) Accredited Investor Status. Each Buyer is an "Accredited Investor" as that term is defined in Rule 501(a)(3) of Regulation D.

            (c) Reliance on Exemptions. Each Buyer understands that the Convertible Notes are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire such securities.


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

            (d) Information. Each Buyer and its advisors (and his or, its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information he deemed material to making an informed investment decision regarding his purchase of the Convertible Notes and the Conversion Shares, which have been requested by such Buyer. Each Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained in Section 3 below. Each Buyer understands that its investment in the Convertible Notes and the Conversion Shares involves a high degree of risk. Each Buyer is in a position regarding the Company, which, based upon employment, family relationship or economic bargaining power, enabled and enables such Buyer to obtain information from the Company in order to evaluate the merits and risks of this investment. Each Buyer has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to its acquisition of the Convertible Notes and the Conversion Shares.

            (e) No Governmental Review. Each Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Convertible Notes or the Conversion Shares, or the fairness or suitability of the investment in the Convertible Notes or the Conversion Shares, nor have such authorities passed upon or endorsed the merits of the offering of the Convertible Notes or the Conversion Shares.

            (f) Transfer or Resale. Each Buyer understands that except as provided in the Investor Registration Rights Agreement: (i) the Convertible Notes have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, or (B) such Buyer shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration requirements; (ii) any sale of such securities made in reliance on Rule 144 under the Securities Act (or a successor rule thereto) ("Rule 144") may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of such securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities
Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. The Company reserves the right to place stop transfer instructions against the shares and certificates for the Conversion Shares.


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

            (g) Legends. Each Buyer understands that the certificates or other instruments representing the Convertible Notes and or the Conversion Shares shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

      THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS.

The legend set forth above shall be removed and the Company within two (2) business days shall issue a certificate without such legend to the holder of the Conversion Shares upon which it is stamped, if, unless otherwise required by state securities laws, (i) in connection with a sale transaction, provided the Conversion Shares are registered under the Securities Act or (ii) in connection with a sale transaction, after such holder provides the Company with an opinion of counsel, which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale, assignment or transfer of the Conversion Shares may be made without registration under the Securities Act.

            (h)  Authorization,  Enforcement.  This  Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and is a valid and binding agreement of such Buyer enforceable in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

            (i) Receipt of Documents. Each Buyer and his or its counsel has received and read in their entirety: (i) this Agreement and each representation, warranty and covenant set forth herein, the Debenture, the Investor Registration Rights Agreement, and the Escrow Agreement; (ii) all due diligence and other information necessary to verify the accuracy and completeness of such representations, warranties and covenants; (iii) the Company's Form 20-F for the fiscal year ended April 30, 2005; (iv) all press releases issued by the Company since April 30, 2005, and (v) answers to all questions each Buyer submitted to the Company regarding an investment in the Company; and each Buyer has relied on the information contained therein and has not been furnished any other documents, literature, memorandum or prospectus.


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

            (j) Due Formation of Corporate and Other Buyers. If the Buyer(s) is a corporation, trust, partnership or other entity that is not an individual person, it has been formed and validly exists and has not been organized for the specific purpose of purchasing the Convertible Notes and is not prohibited from doing so.

            (k) No Legal Advice From the Company. Each Buyer acknowledges, that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with his or its own legal counsel and investment and tax advisors. Each Buyer is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

      The Company represents and warrants to each of the Buyers that, except as set forth in the SEC Documents (as defined herein):

            (a) Organization and Qualification. Except as set forth on Schedule 3(a) hereto, the Company and its subsidiaries are corporations duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate power to own their properties and to carry on their business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries taken as a whole.

            (b) Authorization,  Enforcement,  Compliance with Other Instruments.
(i) The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Investor Registration Rights Agreement, the Escrow Agreement, Warrants and any related agreements (collectively the "Transaction Documents") and to issue the Convertible Notes and the Conversion Shares in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Convertible Notes and the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion or exercise thereof, have been duly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) the Transaction Documents have been duly executed and delivered by the Company, (iv) the Transaction Documents constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies. .


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

            (c) Capitalization. As of the date hereof (and before taking into account the transactions contemplated by this Agreement including fees to be paid in shares or warrants to Alegro Capital Limited in connection therewith) the authorized capital stock of the Company consists of 250,000,000 shares of Ordinary Shares, par value 11/9 pence, and 2,000,000 shares of Preferred Stock, par value 2 pence ("Preferred Stock") of which 93,967,086 Ordinary Shares and zero shares of Preferred Stock are issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as disclosed herein or in the SEC Documents (as defined in Section 3(f)), no Ordinary Shares are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. As of the date of this Agreement, there are outstanding options to purchase an aggregate of 7,696,899 Ordinary Shares at exercise process ranging from $0.085 to $1.622 under the Company's employee share option plans (such options expire on dates ranging from January 2008 to October 2015) and warrants to purchase an aggregate of 1,036,885 Ordinary Shares at an exercise price of $0.61 per share (such warrants expire on July 21, 2010). Except as disclosed herein or in the SEC Documents, as of the date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, (ii) there are no outstanding debt securities and (iii) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except pursuant to the Registration Rights Agreement) and (iv) there are no outstanding registration statements and there are no outstanding comment letters from the SEC or any other regulatory agency. There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Convertible Notes as described in this Agreement. The Company has furnished to the Buyer true and correct copies of the Company's Articles of Incorporation, as amended and as in effect on the date hereof (the "Articles of Association"), , and the terms of all securities convertible into or exercisable for Ordinary Shares and the material rights of the holders thereof in respect thereto other than stock options issued to employees and consultants.

            (d) Issuance of Securities. The Convertible Notes are duly authorized and, upon issuance in accordance with the terms hereof, shall be duly issued, fully paid and nonassessable, are free from all taxes, liens and charges with respect to the issue thereof. The Conversion Shares issuable upon conversion of the Convertible Notes have been duly authorized and reserved for issuance. Upon conversion or exercise in accordance with the Convertible Notes the Conversion Shares will be duly issued, fully paid and nonassessable.

            (e) No Conflicts. Except as disclosed in the SEC Documents, the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Association or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and


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

regulations of the NASDAQ-CM on which the Company's ADSs are quoted) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected. Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Incorporation or By-laws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries. The business of the Company and its subsidiaries is not being conducted, and shall not be conducted in violation of any material law, ordinance, or regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement or the Registration Rights Agreement in accordance with the terms hereof or thereof. Except as disclosed in the SEC Documents, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company and its subsidiaries are unaware of any facts or circumstance, which might give rise to any of the foregoing.

            (f) SEC Documents: Financial Statements. Since January 1, 2003, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and all registration statements required under the Securities Act (all of the foregoing filed prior to the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the "SEC Documents"). The Company has delivered to the Buyers or their representatives, or made available through the SEC's website at http://www.sec.gov., true and complete copies of the SEC Documents. As of their respective dates, the financial statements of the Company disclosed in the SEC Documents (the "Financial Statements") complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such Financial Statements or the notes thereto, or
(ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and, fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyer which is not included in the SEC Documents, including, without limitation, information referred to in this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.


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

            (g) 10(b)-5. As of their respective dates, the SEC Documents did not include any untrue statements of material fact, nor did they omit to state any material fact required to be stated therein necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

            (h) Absence of Litigation. Except as disclosed in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Ordinary Shares or any of the Company's subsidiaries, wherein an unfavorable decision, ruling or finding would
(i) have a material adverse effect on the transactions contemplated hereby (ii) adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, this Agreement or any of the documents contemplated herein, or (iii) except as expressly disclosed in the SEC Documents, have a material adverse effect on the business, operations, properties, financial condition or results of operations of the Company and its subsidiaries taken as a whole.

            (i) Acknowledgment Regarding Buyer's Purchase of the Convertible Notes. The Company acknowledges and agrees that the Buyer(s) is acting solely in the capacity of an arm's length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that the Buyer(s) is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by the Buyer(s) or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Buyer's purchase of the Convertible Notes or the Conversion Shares. The Company further represents to the Buyer that the Company's decision to enter into this Agreement has been based solely on the independent evaluation by the Company and its representatives.

            (j) No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Convertible Notes or the Conversion Shares.

            (k) No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the Convertible Notes or the Conversion Shares under the Securities Act or cause this offering of the Convertible Notes or the Conversion Shares to be integrated with prior offerings by the Company for purposes of the Securities Act.

            (l)  Employee  Relations.   Neither  the  Company  nor  any  of  its
subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened. None of the Company's or its subsidiaries' employees is a member of a union and the Company and its subsidiaries believe that their relations with their employees are good.


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

            (m) Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing.

            (n) Environmental Laws. The Company and its subsidiaries are (i) in compliance in all material respects with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received all material permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance in all material respects with all terms and conditions of any such permit, license or approval.

            (o) Title. Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

            (p) Insurance. The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged. Neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Company and its subsidiaries, taken as a whole.

            (q) Regulatory Permits. The Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

            (r) Internal Accounting Controls. The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) the recorded amounts for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

            (s) No Material Adverse Breaches, etc. Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a material adverse effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries. Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is in breach of any contract or agreement which breach, in the judgment of the Company's officers, has or is expected to have a material adverse effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries.

            (t) Tax Status. Except as set forth in the SEC Documents, the Company and each of its subsidiaries has made and filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

            (u) Certain Transactions. Except as set forth in the SEC Documents, and except for arm's length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from third parties and other than the grant of stock options disclosed in the SEC Documents or herein, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

            (v) Rights of First Refusal. Except for fees to be paid in shares or warrants to Alegro Capital Limited in connection with the transactions contemplated by this Agreement (as disclosed to the Buyers), the Company is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

      4. COVENANTS.

            (a) Best Efforts. Each party shall use its commercially reasonable efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

            (b) Form D. The Company agrees to file a Form D with respect to the transactions contemplated hereby as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall take such action as the Company shall reasonably determine is necessary to qualify the Conversion Shares, or obtain an exemption for the Conversion Shares for sale to the Buyers pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of any such action so taken to the Buyers.

            (c) Reporting Status. Until the earlier of (i) the date as of which the Buyer(s) may sell all of the Conversion Shares without restriction pursuant to Rule 144(k) promulgated under the Securities Act (or successor thereto), or
(ii) the date on which (A) the Buyer(s) shall have sold all the Conversion Shares and (B) none of the Convertible Notes are outstanding, the Company shall file in a timely manner all reports required to be filed with the SEC pursuant to the Exchange Act and the regulations of the SEC thereunder, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination.

            (d) Use of Proceeds. The Company will use the proceeds from the sale of the Convertible Notes for general corporate and working capital purposes.

            (e) Reservation of Shares. The Company shall take all action reasonably necessary to at all times have authorized, and reserved for the purpose of issuance, such number of shares of Ordinary Shares as shall be necessary to effect the issuance of the Conversion Shares. If at any time the Company does not have available such shares of Ordinary Shares as shall from time to time be sufficient to effect the conversion of all of the Conversion Shares, the Company shall call a special meeting of the shareholders within 60 days of such occurrence, for the sole purpose of increasing the number of shares authorized. The Company's management shall recommend to the shareholders to vote in favor of increasing the number of shares of Ordinary Shares authorized. Management shall also vote all of its shares in favor of increasing the number of authorized shares of Ordinary Shares.

            (f) Listings or Quotation. The Company shall promptly secure the listing or quotation of ADSs representing Conversion Shares upon each national securities exchange, automated quotation system or other market, if any, upon which Ordinary Shares are then listed or quoted (subject to official notice of issuance) and shall use its commercially reasonable efforts to maintain, so long as any other ADSs or Ordinary Shares shall be so listed, such listing of all Conversion Shares from time to time issuable under the terms of this Agreement.

            (g) Fees and Expenses.

                  (i) Each of the Company and the Buyer(s) shall pay all costs and expenses incurred by such party in connection with the negotiation, investigation, preparation, execution and delivery of the Transaction Documents. The Company shall pay Yorkville Advisors Management LLC a commitment fee equal to One Hundred Eighty Seven Thousand Five Hundred Dollars ($187,500), which shall be paid directly from the proceeds of the Closing.

                  (ii)At the Closing, the Company shall issue to the Buyers an aggregate of 187,500 Ordinary Shares (the "Investor's Shares"). The Investor's Shares shall be deemed fully earned on the date hereof. The Investor's Shares shall have "piggy-back" and demand registration rights.

                  (iii) At the Closing, the Company shall issue to the Buyer warrants (the "Warrants") to purchase 250,000 Ordinary Shares exercisable for a period of five (5) years at an exercise price of $0.70 per share (the "Warrant Shares") . The Warrant Shares shall have "piggy-back" and demand registration rights.

            (h) Corporate Existence. So long as any of the Convertible Notes remain outstanding, the Company shall not directly or indirectly consummate any merger, reorganization, restructuring, reverse stock split consolidation, sale of all or substantially all of the Company's assets or any similar transaction or related transactions (each such transaction, an "Organizational Change") unless, prior to the consummation of an Organizational Change, the Company ensures (to the reasonable satisfaction of the Buyers) that the definitive agreements relating thereto contain appropriate provision with respect to the Buyers' rights and interests to insure that the provisions of this Agreement and the Convertible Notes (with appropriate modifications to take into account the Organizational Change, as applicable) will continue to apply after such Organizational Change.

            (i) Transactions With Affiliates. So long as any Convertible Notes are outstanding, the Company shall not, and shall cause each of its subsidiaries not to, enter into, amend, modify or supplement, or permit any subsidiary to enter into, amend, modify or supplement any agreement, transaction, commitment, or arrangement with any of its or any subsidiary's officers, directors, person who were officers or directors at any time during the previous two (2) years, stockholders who beneficially own five percent (5%) or more of the Ordinary Shares, or Affiliates (as defined below) or with any individual related by blood, marriage, or adoption to any such individual or with any entity in which any such entity or individual owns a five percent (5%) or more beneficial interest (each a "Related Party"), except for (a) customary employment arrangements and benefit programs on reasonable terms, (b) any investment in the Company or in an Affiliate of the Company, (c) any agreement, transaction, commitment, or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a person other than such Related Party, (d) any agreement, transaction, commitment, or arrangement which is approved by a majority of the disinterested directors of the Company; for purposes hereof, any director who is also an officer of the Company or any subsidiary of the Company shall not be a disinterested director with respect to any such agreement, transaction, commitment, or arrangement. "Affiliate" for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (i) has a ten percent (10%) or more equity interest in that person or entity, (ii) has ten percent (10%) or more common ownership with that person or entity, (iii) controls that person or entity, or
(iv) shares common control with that person or entity. "Control" or "controls" for purposes hereof means that a person or entity has the power, direct or indirect, to conduct or govern the policies of another person or entity.

            (j) Reserved.

            (k) Restriction on Issuance of the Capital Stock. So long as any Convertible Notes are outstanding, the Company shall not, without the prior written consent of the Buyer(s) (such consent not to be unreasonably withheld),
(i) issue or sell Ordinary Shares or Preferred Stock without consideration or for a consideration per share less than the closing bid price (the "Bid Price") of the Ordinary Shares, as reported by Bloomberg, LP, determined immediately prior to its issuance (except for Ordinary Shares issued pursuant to options or other rights to acquire Ordinary Shares outstanding on the date hereof, Ordinary Shares to be issued to Alegro Capital Limited in connection with the transaction completed by the Agreement, Ordinary Shares issued pursuant to options or other rights to acquire Ordinary Shares issued to employees, directors or consultants pursuant to the Company's equity incentive plans as such plans exist on the date hereof, and Ordinary Shares issuable pursuant to the transactions contemplated by the Securities Purchase Agreement dated July 21, 2005 between the Company and M.A.G. Capital LLC and certain of its affiliates), (ii) issue any warrant, option, right, contract, call, or other security instrument granting the holder thereof, the right to acquire Ordinary Shares without consideration or for a consideration less than such Bid Price of the Ordinary Shares value determined immediately prior to it's issuance (except for options or other rights to acquire Ordinary Shares issued to employees, directors or consultants pursuant to the Company's equity incentive plans as such plans exist on the date hereof and warrants to be issued to Alegro Capital Limited in connection with the transaction completed by the Agreement), or (iii) file any registration statement on Form S-8 (other than in connection with the Company's equity incentive plans existing on the date hereof).

            (l) Restriction on Short Selling. Neither the Buyer(s) nor any of its affiliates have had (directly or indirectly) an open short position in the ADSs or Ordinary Shares of the Company during the period from November 8, 2005 up to and including the date hereof, and the Buyer(s) agrees that it shall not, and that it will cause its affiliates not to, directly or indirectly, engage in any short sales of or hedging transactions with respect to any securities of the Company as long as any Convertible Notes or warrants to purchase the Warrant Shares shall remain outstanding.

            (m) Rights of First Refusal. During the period of twelve (12) months from the date hereof, if the Company intends to raise additional capital by the issuance or sale of capital stock of the Company, including without limitation Ordinary Shares, any class of preferred stock, options, warrants or any other securities convertible or exercisable into Ordinary Shares (whether the offering is conducted by the Company, underwriter, placement agent or any third party) the Company shall be obligated to offer to the Buyers such issuance or sale of capital stock, by providing in writing the principal amount of capital it intends to raise and outline of the material terms of such capital raise, prior to the offering such issuance or sale of capital stock to any third parties including, but not limited to, current or former officers or directors, current or former shareholders and/or investors of the obligor, underwriters, brokers, agents or other third parties. The Buyers shall have seven (7) trading days from receipt of such notice of the sale or issuance of capital stock to accept or reject all or a portion of such capital raising offer. If the Buyers elect not to accept such capital raising offer, or the partiers hereto are unable to agree upon definitive terms within thirty (30) days following the commencement of such negotiations, the Company shall be permitted to enter into such equity financing with a third party at any time during the following ninety (90) days provided, however, that the terms and conditions of such equity financing with the third party are not more favorable in any material respect than the terms and conditions offered to the Buyer(s) pursuant to this Section.

      5. Reserved.

      6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

      The obligation of the Company hereunder to issue and sell the Convertible Notes to the Buyer(s) at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion:

            (a) Each Buyer shall have executed the Transaction Documents and delivered them to the Company.

            (b) The Buyer(s) shall have delivered to the Escrow Agent the Purchase Price for Convertible Notes in respective amounts as set forth next to each Buyer as outlined on Schedule I attached hereto and the Escrow Agent shall have delivered the net proceeds to the Company by wire transfer of immediately available U.S. funds pursuant to the wire instructions provided by the Company.

            (c) The representations and warranties of the Buyer(s) shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer(s) shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer(s) at or prior to the Closing Date.

      7. CONDITIONS TO THE BUYER'S OBLIGATION TO PURCHASE.

            (a) The obligation of the Buyer(s) hereunder to Purchase the Convertible Notes at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions:

                  (i) The Company shall have executed the Transaction Documents and delivered the same to the Buyer(s).

                  (ii)ADSs representing Ordinary Shares shall be authorized for quotation on the NASDAQ-CM and trading in the ADSs shall not have been suspended for any reason.

                  (iii) The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in
Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date. If requested by the Buyer, the Buyer shall have received a certificate, executed by the President of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer including, without limitation an update as of the Closing Date regarding the representation contained in Section 3(c) above.

                  (iv)The Company shall have executed and delivered to the Buyer(s) the Convertible Notes in the respective amounts set forth opposite each Buyer(s) name on Schedule I attached hereto.

                  (v) The Buyer(s) shall have received an opinion of counsel from Brown Rudnick in a form satisfactory to the Buyer(s).

                  (vi)The Company shall have provided to the Buyer(s) a certificate of good standing from the secretary of state from the state in which the company is incorporated (except as provided in Schedule 3(a) hereto).

                  (vii)  The  Company  shall  have  provided  to  the  Buyer  an acknowledgement, to the satisfaction of the Buyer, from the Company's independent certified public accountants as to its ability to provide all consents required in order to file a registration statement in connection with this transaction.

                  (viii) The Company shall have reserved out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the conversion of the Convertible Notes, shares of Ordinary Shares to effect the conversion of all of the Conversion Shares then outstanding.

      8. INDEMNIFICATION.

            (a) In consideration of the Buyer's execution and delivery of this Agreement and acquiring the Convertible Notes and the Conversion Shares hereunder, and in addition to all of the Company's other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Buyer(s) and each other holder of the Convertible Notes and the Conversion Shares, and all of their officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Buyer Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Buyer Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by the Buyer Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement, the Convertible Notes or the Investor Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement, the Investor Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Indemnitee by an unaffiliated third party and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the parties hereto, any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Convertible Notes or the status of the Buyer or holder of the Convertible Notes, the Conversion Shares, or as a Buyer of Convertible Notes in the Company. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

            (b) In consideration of the Company's execution and delivery of this Agreement, and in addition to all of the Buyer's other obligations under this Agreement, the Buyer shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Company Indemnitees") from and against any and all Indemnified Liabilities incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Buyer(s) in this Agreement, or any other certificate, instrument or document contemplated hereby or thereby executed by the Buyer, (b) any breach of any covenant, agreement or obligation of the Buyer(s) contained in this Agreement, the Investor Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Buyer, or (c) any cause of action, suit or claim brought or made against such Company Indemnitee by an unaffiliated third party and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement, the Investor Registration Rights Agreement or any other certificate, instrument, document or agreement executed pursuant hereto by any of the parties hereto. To the extent that the foregoing undertaking by each Buyer may be unenforceable for any reason, each Buyer shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

      9. NASDAQ RULES. In accordance with the shareholder approval requirements under the rules of The Nasdaq Stock Market, notwithstanding any other provision contained in this Agreement, the Convertible Notes or the Warrants or any other Transaction Document, in no event shall the Company be obligated in connection with the transactions contemplated hereby to issue a number of Ordinary Shares representing more than 19.99% of its outstanding capital stock as of the date hereof (and before giving effect to the transactions contemplated hereby) (or such other applicable number of Ordinary Shares as may be provided under the rules of The Nasdaq Stock Market from time to time) without approval of its shareholders at a general meeting called for that purpose. For the avoidance of doubt, no Buyer shall be permitted to vote any Ordinary Shares purchased or otherwise received (by way of conversion of the Convertible Notes or upon exercise of warrants) pursuant to the transactions contemplated by this Agreement at any such general meeting.

      10. GOVERNING LAW: MISCELLANEOUS.

            (a)  Governing  Law.  This  Agreement   shall  be  governed  by  and
interpreted in accordance with the laws of the State of New Jersey without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in Hudson County, New Jersey, and expressly consent to the jurisdiction and venue of the Superior Court of New Jersey, sitting in Hudson County and the United States District Court for the District of New Jersey sitting in Newark, New Jersey for the adjudication of any civil action asserted pursuant to this Paragraph.

            (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause four (4) additional original executed signature pages to be physically delivered to the other party within five (5) days of the execution and delivery hereof.

            (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

            (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

            (e) Entire Agreement, Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyer(s), the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

            (f) Notices. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by facsimile;
(iii) three (3) days after being sent by certified mail, return receipt requested, or (iv) one (1) day after deposit with a internationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:      Futuremedia PLC
                            Nile House, Nile Street
                            Brighton, East Sussex BN1 1HW, United Kingdom
                            Attention: Leonard Fertig, CEO
                            Telephone: +44 1273 829700
                            Facsimile: +44 1273 829702

With a copy to:             Mark A. Dorff
                            Brown Rudnick
                            8 Clifford Street
                            London
                            W1S 2LQ
                            Telephone: + 44 20 7851 6005
                            Facsimile:  +44 20 7851 6100

      If to the Buyer(s), to its address and facsimile number on Schedule I, with copies to the Buyer's counsel as set forth on Schedule I. Each party shall provide five (5) days' prior written notice to the other party of any change in address or facsimile number.

            (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither the Company nor any Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party hereto.

            (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

            (i) Survival. Unless this Agreement is terminated under Section 10(l), the representations and warranties of the Company and the Buyer(s) contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4, 5 and 10, and the indemnification provisions set forth in Section 8, shall survive the Closing for a period of two (2) years following the date on which the Convertible Notes are converted in full. The Buyer(s) shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

            (j) Publicity. The Company and the Buyer(s) shall have the right to approve, before issuance any press release or any other public statement with respect to the transactions contemplated hereby made by any party; provided, however, that the Company shall be entitled, without the prior approval of the Buyer(s), to issue any press release or other public disclosure with respect to such transactions required under applicable securities or other laws or regulations (the Company shall use its commercially reasonable efforts to consult the Buyer(s) in connection with any such press release or other public disclosure prior to its release and Buyer(s) shall be provided with a copy thereof upon release thereof).

            (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

            (l) Termination. In the event that the Closing shall not have occurred with respect to the Buyers on or before five (5) business days from the date hereof due to the Company's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the non-breaching party's failure to waive such unsatisfied condition(s)), the non-breaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated by the Company pursuant to this Section 10(l).

            (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

            (n) Confidentiality. The Buyers agree that any material non-public information with respect to the Company received in connection with the transactions contemplated by this Agreement shall be kept confidential by the Buyers, shall be used exclusively for purposes of the transactions contemplated by this Agreement and shall be treated with at least the same degree of care as the Buyers use in connection with their own confidential information. The provisions of this Section shall continue to apply to any such information until it is made publicly available.

            (o) Additional Funding. The Buyers will provide additional funding ("Additional Funding") in the form of convertible notes to the Company in the amount of up to $7,500,000 (or such other amount as agreed with the Company) on terms and conditions substantially similar to those contained in the Transaction Documents subject to the following conditions:

                  (i) the Company requests the Additional Funding in writing on or before May 31, 2006;

                  (ii)there is not an uncured material default by Company under the terms of this Agreement or any other Transaction Document;

                  (iii) the proceeds of the Additional Funding shall be used to finance the Company's acquisition (the "Acquisition") of the business of Executive Business Channel Limited as contemplated by the share purchase agreement dated December 7, 2005 between the Company and the shareholder of Lexon Inc. (as such agreement may be amended after the date hereof);

                  (iv)the convertible notes in connection with the Additional Funding shall be secured by a senior lien on all assets of the Company (in form and substance reasonably satisfactory to the Buyers); and

                  (v) the shareholders of the Company shall have approved the Additional Funding and the Acquisition to the extent required by the rules of The Nasdaq Stock Market.

                    [REMAINDER PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                                        COMPANY:
                                        FUTUREMEDIA PLC

                                        By:
                                           -------------------------------------
                                           Name:  Leonard Fertig
                                           Title: CEO

                                                                  Execution Copy

                                    EXHIBIT A

                 FORM OF INVESTOR REGISTRATION RIGHTS AGREEMENT

                                                                  Execution Copy

                                    EXHIBIT B

                            FORM OF ESCROW AGREEMENT

                                                                  Execution Copy

                                   SCHEDULE I

                               SCHEDULE OF BUYERS

                                                                                 Address/Facsimile             Amount of
                Name                              Signature                       Number of Buyer             Subscription
----------------------------------     -------------------------------   ---------------------------------   ---------------
Cornell Capital Partners, LP           By:   Yorkville Advisors, LLC     101 Hudson Street - Suite 3700         $10,000,000
                                       Its:  General Partner             Jersey City, NJ  07303
                                                                         Facsimile:  (201) 985-8266

                                       By:
                                          -----------------------
                                       Name: Mark Angelo
                                       Its:  Portfolio Manager

With a copy to:                        Troy Rillo, Esq.                  101 Hudson Street - Suite 3700
                                                                         Jersey City, NJ 07302
                                                                         Facsimile:  (201) 985-8266

                                  SCHEDULE 3(a)

As discussed with the Buyers, the Company has not filed its UK statutory accounts with UK Companies House, which were due for filing on November 30, 2005, because of ongoing discussions with the Company's independent accountants (BDO Stoy Hayward) regarding the Company's working capital position. As a result, the Company is currently not in good standing. The Company expects such statutory accounts to be filed with UK Companies House as soon as reasonably practicable following the closing of the transactions contemplated by this Agreement, at which time the Company will be in good standing.


                                       2